Exhibit 99.7

EXPENSE REIMBURSEMENT WAIVER AGREEMENT

This EXPENSE REIMBURSEMENT WAIVER AGREEMENT (this “Agreement”) is made and entered into as of February 27, 2018, by and between Genoptix, Inc., a Delaware corporation (“Parent”), and Rosetta Genomics Ltd. (the “Company”).

RECITALS

WHEREAS, the Agreement and Plan of Merger, by and among Parent, Parent on behalf of Stone Merger Sub, Ltd. (or any other name approved by the Registrar of Companies of the State of Israel), and the Company was entered into on December 14, 2017 (the “Previous Merger Agreement”), and which sets forth the terms and conditions of a proposed acquisition of the Company by Parent. Capitalized terms used and not defined herein shall have the meanings given them in the Merger Agreement.

WHEREAS, the Previous Merger Agreement was terminated on February 22, 2018, upon notice given by Parent to the Company pursuant to Section 6.1(d) of the Previous Merger Agreement.

WHEREAS, pursuant to Section 6.3(a) of the Previous Merger Agreement, the Company is required to pay to Parent the Expense Reimbursement in an amount equal to $750,000 (the “Original Expense Reimbursement”).

WHEREAS, the parties hereto are contemplating entering into an Agreement and Plan of Merger, by and among Parent, Stone Marger Sub, Ltd. and the Company, dated as of February 27, 2018 (or such other date as agreed by the parties thereto) (the “New Merger Agreement”).

WHEREAS, the Company has requested, and Parent has agreed, that, contingent upon the consummation of the merger contemplated by the New Merger Agreement (the “New Merger”) on or prior to May 8, 2018, Parent will waive its right to receive the Expense Reimbursement.

NOW, THEREFORE, in consideration of the premises and covenants hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of Parent and the Company agree as follows:

Section 1. Contingent Waiver of Breakup Fee. Notwithstanding any provision of the Previous Merger Agreement to the contrary, Parent acknowledges and agrees that, contingent upon the consummation of the New Merger on or prior to May 8, 2018, all of the obligations of the Company to pay to Parent the Expense Reimbursement shall be satisfied in full and discharged and Parent will have no further rights to receive such Expense Reimbursement.

Section 2. Payment of Expense Reimbursement. Notwithstanding anything in this Agreement to the contrary, in the event that the New Merger is not consummated on or prior to May 8, 2018 or the New Merger Agreement is terminated in accordance with Article 6 of the New Merger Agreement, the Company shall pay to Parent, no later than the earlier of (a) May 10, 2018 and (b) the second (2nd) Business Day following the termination of the New Merger Agreement, the Expense Reimbursement in an amount equal to $750,000 either by (x) wire transfer of immediately available funds to the account referenced on Attachment 1 hereto or (y) delivery of the fully executed secured Reimbursement Promissory Note attached hereto as Attachment 2.

Section 3. Governing Law; Jurisdiction. All questions concerning the construction, interpretation and validity of this Agreement, and all matters relating hereto, shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to any choice or conflict of law provision or rule (whether in the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York. Each of the parties hereby irrevocably and unconditionally consents and submits, for itself and its property, to the exclusive jurisdiction of the United States District Court sitting in the Southern District of New York and the courts of the State of New York located in New York County for the purposes of any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto.

Section 4. Amendments; Waivers. This Agreement may not be amended or modified except by an instrument in writing signed by all of the parties hereto, nor any provision hereof waived except by an instrument in writing signed on behalf of the party granting such waiver.

Section 5. Assignment; Successors. This Agreement and the rights and obligations of either party hereunder may not be assigned without the prior written consent of the other parties hereto. This Agreement shall inure to the benefit of and, to the extent applicable, be binding on the respective successors of each of the parties hereto.

Section 6. Counterparts. This Agreement may be executed simultaneously in two or more counterparts (including by facsimile or other electronic transmission), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

GENOPTIX, INC.

By:	/s/ Mark E. Spring
Name: Mark E. Spring
Title: Chief Financial Officer, Secretary and Treasurer

ROSETTA GENOMICS LTD.

By:	/s/ Kenneth A. Berlin
Name:	Kenneth A. Berlin
Title:	Chief Executive Officer and President

[Signature Page to Expense Reimbursement Waiver Agreement]

Attachment 1

Bank Account for Wire Transfer

Genoptix, Inc.

Account #4941554750-Master Concentration

Incoming Wire Instructions:

US Domestic Wires

Wells Fargo Bank, NA

420 Montgomery Street

San Francisco, CA 94104

ABA Routing # 121000248

International Wires

Wells Fargo Bank, NA

420 Montgomery Street

San Francisco, CA 94104

Swift # WFBIUS6S

Attachment 2

Secured Reimbursement Promissory Note

SECURED NEGOTIABLE REIMBURSEMENT PROMISSORY NOTE

Issuance Date: [_____________]	Original Principal Amount: U.S. $750,000.00

FOR VALUE RECEIVED, and subject to the terms and conditions set forth herein, each of the undersigned (each, a “Maker” and collectively, the “Makers”) hereby unconditionally, jointly and severally, promises to pay to the order of GENOPTIX, INC. (“Genoptix”), or its successors or assigns (the “Holder”, and together with the Makers, “Parties”), the principal amount of $750,000 (the “Original Principal Amount”), together with all accrued interest thereon, as provided in this Secured Negotiable Reimbursement Promissory Note (as may be amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, this “Note”).

This Note is the “Reimbursement Promissory Note” issued pursuant to that certain Agreement and Plan of Merger, dated as of December 14, 2017, by and among Genoptix, Genoptix on behalf of Stone Merger Sub, Ltd. (or any other name approved by the Registrar of Companies of the State of Israel) and Maker.

1.       Definitions. Capitalized terms used herein shall have the meanings set forth in this Section 1.

“Applicable Rate” means a rate equal to 5% per annum.

“Business Day” shall mean any day, other than a Saturday, Sunday and any day which is a legal holiday under the laws of the State of New York or is a day on which banking institutions located in the State of New York are authorized or required by law or other governmental action to close.

“Default Rate” means, at any time, the Applicable Rate plus 4 percentage points.

“Event of Default” has the meaning set forth in Section 5.

“Loan and Security Agreement” means that certain Loan and Security Agreement, dated as of December 14, 2017, by and among Rosetta Genomics Inc., as borrower, certain of the other Makers, as guarantors, and Holder, as lender, as the same may be amended, restated, supplemented or otherwise modified from time to time.

“Payment Date” means each monthly anniversary of the Issuance Date, with the first Payment Date occurring on the first such anniversary to occur after the Issuance Date.

“Maturity Date” means the earlier of (a) the date that is the second monthly anniversary to occur after the Issuance Date and (b) the date on which all amounts under this Note shall become due and payable pursuant to Section 6.

2.       Principal Payment Dates; Optional Prepayments.

2.1       Principal Payment Dates. Principal shall be payable in two equal monthly installments of $375,000 to Holder on each Payment Date.

2.2       Optional Prepayment. Makers may prepay the Original Principal Amount in whole or in part at any time or from time to time without penalty or premium by paying the principal amount to be prepaid, together with accrued interest thereon to the date of prepayment. No prepaid amount may be reborrowed.

2.3       Final Payment Date. The aggregate unpaid principal amount of the Original Principal Amount, all accrued and unpaid interest and all other amounts payable under this Note shall be due and payable on the Maturity Date.

3.       Interest.

3.1       Interest Rate. Except as otherwise provided herein, the outstanding principal amount of the Original Principal Amount shall bear interest at the Applicable Rate from the date of this Note until the Original Principal Amount is paid in full, whether at maturity, upon acceleration, by prepayment or otherwise.

3.2       Interest Payment Dates. Interest shall be payable monthly in arrears to Holder on each Payment Date.

3.3       Default Interest. If (a) any amount payable hereunder is not paid when due, whether at stated maturity, by acceleration or otherwise, such overdue amount shall bear interest at the Default Rate from the date of such non-payment until such amount is paid in full or (b) an Event of Default has occurred and is continuing, all unpaid amounts hereunder shall bear interest at the Default Rate from and after the date of such Event of Default.

3.4       Computation of Interest. All computations of interest shall be made on the basis of a year of 360 days, and the actual number of days elapsed. Interest shall accrue on the Original Principal Amount from the date of this Note, and shall not accrue on the Original Principal Amount on the day on which it is paid.

3.5       Interest Rate Limitation. If at any time and for any reason whatsoever, the interest rate payable on the Original Principal Amount shall exceed the maximum rate of interest permitted to be charged by Holder to Makers under applicable law, that portion of each sum paid attributable to that portion of such interest rate that exceeds the maximum rate of interest permitted by applicable law shall be deemed a voluntary prepayment of principal.

4.       Payment Mechanics.

4.1       Manner of Payment. All payments of interest and principal shall be made in lawful money of the United States of America no later than 12:00 p.m. (Pacific time) on the date on which such payment is due by wire transfer of immediately available funds to the Holder’s account at a bank specified by Holder in writing to Makers from time to time.

4.2       Application of Payments. All payments made hereunder shall be applied first, to the payment of any fees or charges outstanding hereunder, second, to accrued interest and third, to the payment of the principal amount outstanding under this Note.

5.       Events of Default. The occurrence of any of the following shall constitute an “Event of Default” hereunder:

5.1       Failure to Pay. Makers fail to pay (a) any principal amount of the Original Principal Amount when due; or (b) interest or any other amount when due.

5.2       Bankruptcy. (a) The application for the appointment of a receiver or custodian for any Maker or the property of any Maker, (b) the entry of an order for relief or the filing of a petition by or against any Maker under the provisions of any bankruptcy or insolvency law, (c) any assignment for the benefit of creditors by or against any Maker, or (d) any Maker becomes insolvent.

6.       Remedies. Upon the occurrence of an Event of Default, (a) the principal of and accrued interest on the Original Principal Amount shall become immediately due and payable without any notice, declaration or other act on the part of Holder, and (b) at any time thereafter during the continuance of such Event of Default, Holder may at its option, by written notice to Makers, exercise any or all of its rights, powers or remedies under the Loan and Security Agreement or applicable law.

7.       Secured Note. The Makers’ performance of their obligations hereunder is secured by a security interest in the collateral specified in the Loan and Security Agreement. This Note constitutes a Reimbursement Agreement (as defined in the Loan and Security Agreement) and the obligations hereunder constitute Obligations (as defined in the Loan and Security Agreement) and Guarantied Obligations (as defined in the Loan and Security Agreement).

8.       Miscellaneous.

8.1       Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered: (a) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (b) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; or (c) on the date of confirmation of receipt (or the first (1st) Business Day following such receipt if the date of such receipt is not a Business Day) of transmission by facsimile, in each case to the intended recipient as set forth below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

if to Genoptix:

Genoptix, Inc.

2131 Faraday Avenue

Carlsbad, California 92008

Attention: Mark Spring

Facsimile No: (760) 268-6245

with a copy to (which copy shall not constitute notice):

Paul Hastings LLP

4747 Executive Drive, 12th floor

San Diego, California 92121
Attention: Deyan P. Spiridonov
Facsimile No: (202) 551-1705

and

Yigal Arnon & Co.
22 J. Rivlin St.
Jerusalem, 9242018, Israel
Attention: Barry P. Levenfeld
Facsimile: (972) 2-623-9236
email: barry@arnon.co.il

if to Makers:

Rosetta Genomics Ltd.
3711 Market Street, Suite 740
Philadelphia, PA 19104
Attention: Kenneth A. Berlin
Facsimile No: (215) 382-0815

with a copy to (which copy shall not constitute notice):

Mintz Levin Cohn Ferris Glovsky and Popeo, P.C.

44 Montgomery Street, 36th Floor

San Francisco, California 94104

Attention: Robert E. Burwell
Facsimile No: (415) 432-6001

and

Amar Reiter Jeanne Shochatovitch & Co.

Champion Tower
33 Sheshet Ha’yamim Rd.
Bnei Brak, 5120261, Israel
Attention: Nir Oren
Facsimile: +(972) 3-601-9602
email: niro@ayr.co.il

8.2       Expenses. Makers shall reimburse Holder on demand for all reasonable and documented out-of-pocket costs, expenses and fees (including reasonable expenses and fees of its external counsel) incurred by Holder in connection with the enforcement of the Holder’s rights hereunder.

8.3       Further Assurances. Makers shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as Holder may reasonably request in order to carry out the intent and accomplish the purposes of this Note.

8.4       Governing Law; Submission to Jurisdiction; Venue; Waiver of Jury Trial; Service of Process. This Note shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Note and all disputes arising hereunder shall be governed by, the laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each Maker (a) agrees that any legal action or proceeding with respect to this Note or any other agreement, document, or other instrument executed in connection herewith, shall be brought in the United States District Court sitting in the Southern District of New York or the courts of the state of New York located in New York County, (b) irrevocably and unconditionally consents and submits, for itself and its property, to the exclusive jurisdiction of such aforementioned courts, (c) irrevocably waives any objections which it may now or hereafter have to the venue of any suit, action or proceeding arising out of or relating to this Note, or any other agreement, document, or other instrument executed in connection herewith, brought in the aforementioned courts, and (d) further irrevocably waives any claim that any such suit, action, or proceeding brought in any such aforementioned court has been brought in an inconvenient forum. EACH MAKER HEREBY ACKNOWLEDGES THAT ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS NOTE OR ANY TRANSACTION CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND THEREFORE HEREBY INTENTIONALLY, UNCONDITIONALLY AND IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY SUCH DISPUTE.

Each party TO THIS NOTE irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to ABOVE in the manner provided for notices in Section 8.1 above. Nothing in this NOTE will affect the right of any party to this note to serve process in any other manner permitted by Law.

8.5       Counterparts; Integration; Effectiveness. This Note and any amendments, waivers, consents or supplements hereto may be executed in counterparts, each of which shall constitute an original, but all taken together shall constitute a single contract. This Note constitutes the entire contract between the Parties with respect to the subject matter hereof and supersedes all previous agreements and understandings, oral or written, with respect thereto. Delivery of an executed counterpart of a signature page to this Note by facsimile or in electronic (i.e., “pdf” or “tif”) format shall be effective as delivery of a manually executed counterpart of this Note.

8.6       Successors and Assigns. This Note may be assigned, transferred or negotiated by Holder to any person at any time without notice to or the consent of Maker. No Maker may assign or transfer this Note or any of its rights hereunder without the prior written consent of Holder. This Note shall inure to the benefit of and be binding upon the parties hereto and their permitted assigns.

8.7       Waiver of Notice. Each Maker hereby waives presentment, demand for payment, protest, notice of dishonor, notice of protest or nonpayment, notice of acceleration of maturity and diligence in connection with the enforcement of this Note or the taking of any action to collect sums owing hereunder.

8.8       Amendments and Waivers. No term of this Note may be waived, modified or amended except by an instrument in writing signed by both of the parties hereto. Any waiver of the terms hereof shall be effective only in the specific instance and for the specific purpose given.

8.9       Headings. The headings of the various Sections and subsections herein are for reference only and shall not define, modify, expand or limit any of the terms or provisions hereof.

8.10     No Waiver; Cumulative Remedies. No failure to exercise and no delay in exercising on the part of Holder, of any right, remedy, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

8.11     Severability. If any term or provision of this Note is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Note or invalidate or render unenforceable such term or provision in any other jurisdiction.

8.12     Joint and Several Liability of Makers.

(a)       Each Maker is accepting joint and several liability hereunder in consideration of the financial accommodations provided by Genoptix under this Note, for the mutual benefit, directly and indirectly, of each Maker and in consideration of the undertakings of the other Makers to accept joint and several liability for the obligations hereunder.

(b)       Each Maker, jointly and severally, hereby irrevocably and unconditionally accepts, not merely as a surety but also as a co-debtor, joint and several liability with the other Makers, with respect to the payment and performance of all of the obligations hereunder, it being the intention of the parties hereto that all such obligations shall be the joint and several obligations of each Maker without preferences or distinction among them. Accordingly, each Maker hereby waives any and all suretyship defenses that would otherwise be available to such Maker under applicable law.

(c)       If and to the extent that any Maker shall fail to make any payment with respect to any of the obligations as and when due, whether upon maturity, acceleration, or otherwise, or to perform any of the obligations in accordance with the terms thereof, then in each such event the other Makers will make such payment with respect to, or perform, such obligations until such time as all of the obligations are paid in full, and without the need for demand, protest, or any other notice or formality.

(d)       The obligations of each Maker under the provisions of this Section 8.12 constitute the absolute and unconditional, full recourse obligations of each Maker enforceable against each Maker to the full extent of its properties and assets, irrespective of the validity, regularity or enforceability of the provisions of this Note (other than this Section 8.12(d)) or any other circumstances whatsoever.

(e)       Without limiting the generality of the foregoing and except as otherwise expressly provided in this Note, each Maker hereby waives presentments, demands for performance, protests and notices, including notices of acceptance of its joint and several liability, notice of the occurrence of any Event of Default, notices of nonperformance, notices of protest, notices of dishonor, notices of acceptance of this Note, notices of the existence, creation, or incurring of new or additional obligations or other financial accommodations or of any demand for any payment under this Note, notice of any action at any time taken or omitted by Holder under or in respect of any of the obligations, any right to proceed against any other Maker or any other person, to proceed against or exhaust any security held from any other Maker or any other person, to protect, secure, perfect, or insure any security interest or lien on any property subject thereto or exhaust any right to take any action against any other Maker, any other person, or any collateral, to pursue any other remedy in Holder’s power whatsoever, any requirement of diligence or to mitigate damages and, generally, to the extent permitted by applicable law, all demands, notices and other formalities of every kind in connection with this Note (except as otherwise provided in this Note), any right to assert against Holder, any defense (legal or equitable), set-off, counterclaim, or claim which each Maker may now or at any time hereafter have against any other Maker or any other party liable to Holder, any defense, set-off, counterclaim, or claim, of any kind or nature, arising directly or indirectly from the present or future lack of perfection, sufficiency, validity, or enforceability of the obligations or any security therefor, and any right or defense arising by reason of any claim or defense based upon an election of remedies by Holder including any defense based upon an impairment or elimination of such Maker’s rights of subrogation, reimbursement, contribution, or indemnity of such Maker against any other Maker. Without limiting the generality of the foregoing, each Maker hereby assents to, and waives notice of, any extension or postponement of the time for the payment of any of the obligations, the acceptance of any payment of any of the obligations, the acceptance of any partial payment thereon, any waiver, consent or other action or acquiescence by Holder at any time or times in respect of any default by any Maker in the performance or satisfaction of any term, covenant, condition or provision of this Note, any and all other indulgences whatsoever by Holder in respect of any of the obligations, and the taking, addition, substitution or release, in whole or in part, at any time or times, of any security for any of the obligations or the addition, substitution or release, in whole or in part, of any Maker. Without limiting the generality of the foregoing, each Maker assents to any other action or delay in acting or failure to act on the part of Holder with respect to the failure by any Maker to comply with any of its respective obligations, including any failure strictly or diligently to assert any right or to pursue any remedy or to comply fully with applicable laws or regulations thereunder, which might, but for the provisions of this Section 8.12 afford grounds for terminating, discharging or relieving any Maker, in whole or in part, from any of its obligations under this Section 8.12, it being the intention of each Maker that, so long as any of the obligations hereunder remain unsatisfied, the obligations of each Maker under this Section 8.12 shall not be discharged except by performance and then only to the extent of such performance. The obligations of each Maker under this Section 8.12 shall not be diminished or rendered unenforceable by any winding up, reorganization, arrangement, liquidation, reconstruction or similar proceeding with respect to any other Maker or of Holder. Each of the Makers waives, to the fullest extent permitted by law, the benefit of any statute of limitations affecting its liability hereunder or the enforcement hereof. Any payment by any Maker or other circumstance which operates to toll any statute of limitations as to any Maker shall operate to toll the statute of limitations as to each of the Makers. Each of the Makers waives any defense based on or arising out of any defense of any Maker or any other person, other than payment of the obligations to the extent of such payment, based on or arising out of the disability of any Maker or any other person, or the validity, legality, or unenforceability of the obligations or any part thereof from any cause, or the cessation from any cause of the liability of any Maker other than payment of the obligations to the extent of such payment. Holder may foreclose upon any collateral held by Holder by one or more judicial or nonjudicial sales or other dispositions, whether or not every aspect of any such sale is commercially reasonable or otherwise fails to comply with applicable law or may exercise any other right or remedy Holder may have against any Maker or any other person, or any security, in each case, without affecting or impairing in any way the liability of any of the Makers hereunder except to the extent the obligations have been paid.

(f)       Each Maker represents and warrants to Holder that such Maker is currently informed of the financial condition of Makers and of all other circumstances which a diligent inquiry would reveal and which bear upon the risk of nonpayment of the obligations. Each Maker further represents and warrants to Holder that such Maker has read and understands the terms and conditions of this Note. Each Maker hereby covenants that such Maker will continue to keep informed of Makers’ financial condition and of all other circumstances which bear upon the risk of nonpayment or nonperformance of the obligations.

(g)       The provisions of this Section 8.12 are made for the benefit of Holder and its successors and assigns, and may be enforced by it or them from time to time against any or all Makers as often as occasion therefor may arise and without requirement on the part of Holder or any of its successors or assigns first to marshal any of its or their claims or to exercise any of its or their rights against any Maker or to exhaust any remedies available to it or them against any Maker or to resort to any other source or means of obtaining payment of any of the obligations hereunder or to elect any other remedy. The provisions of this Section 8.12 shall remain in effect until all of the obligations shall have been paid in full or otherwise fully satisfied. If at any time, any payment, or any part thereof, made in respect of any of the obligations, is rescinded or must otherwise be restored or returned by Holder upon the insolvency, bankruptcy or reorganization of any Maker, or otherwise, the provisions of this Section 8.12 will forthwith be reinstated in effect, as though such payment had not been made.

(h)       Each Maker hereby agrees that it will not enforce any of its rights that arise from the existence, payment, performance or enforcement of the provisions of this Section 8.12, including rights of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of Holder against any Maker, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including the right to take or receive from any Maker, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security solely on account of such claim, remedy or right, unless and until such time as all of the obligations have been paid in full in cash. Any claim which any Maker may have against any other Maker with respect to any payments to Holder hereunder are hereby expressly made subordinate and junior in right of payment, without limitation as to any increases in the obligations arising hereunder, to the prior payment in full in cash of the obligations and, in the event of any insolvency, bankruptcy, receivership, liquidation, reorganization or other similar proceeding under the laws of any jurisdiction relating to any Maker, its debts or its assets, whether voluntary or involuntary, all such obligations shall be paid in full in cash before any payment or distribution of any character, whether in cash, securities or other property, shall be made to any other Maker therefor. If any amount shall be paid to any Maker in violation of the immediately preceding sentence, such amount shall be held in trust for the benefit of Holder and shall forthwith be paid to Holder to be credited and applied to the obligations and all other amounts payable under this Note, whether matured or unmatured, in accordance with the terms of this Note, or to be held as collateral for any obligations or other amounts payable under this Note thereafter arising.

[Signature Page Follows]

IN WITNESS WHEREOF, Makers have caused this Note to be duly executed as of the date set out above.

MAKERS:	ROSETTA GENOMICS LTD.

By:
Name:
Title:

rosetta genomics INC.

By:
Name:
Title: